U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34738

LUOKUNG TECHNOLOGY CORP.

LAB 32, SOHO 3Q, No 9, Guanghua Road,

Chaoyang District, Beijing

People’s Republic of China, 100020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 25, 2018, LK Technology Ltd. (“LK”), a wholly-owned subsidiary of Luokung Technology Corp., a corporation organized under the laws of the British Virgin Islands (the “Company”), entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders (“Shareholders”) of Superengine Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Superengine”), pursuant to which LK will acquire all of the issued and outstanding capital stock of Superengine.

Pursuant to the terms of the Agreement, LK is acquiring all of the issued and outstanding ordinary shares of Superengine from the Shareholders for an aggregate purchase price of US$60 million (the “Purchase Price”), which will be paid by the issuance of ordinary shares of the Company (the “Ordinary Shares”) in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. The Company is a party to the Agreement in connection with the issuance of the Ordinary Shares and certain other limited purposes.

The Ordinary Shares to be issued by the Company pursuant to the Agreement shall be sold and issued pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

The Agreement contains customary representations and warranties, indemnification provisions, and pre- and post-closing covenants of each party. The description contained herein of the terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 4.1 and incorporated by reference herein.

Luokung Technology Corp. is also furnishing under the cover of Form 6-K a press release as Exhibit 99.1 hereto.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUOKUNG TECHNOLOGY CORP.

August 27, 2018	By:	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

2

Exhibit Index

Exhibit Number	Description
4.1	Stock Purchase Agreement, dated August 25, 2018, by and among LK Technology Ltd., Luokung Technology Corp., Harmonious Soar Limited, Genoa Peak Limited, Abyss Delight Limited and Globalearth Holdings Limited.
99.1*	Press Release, dated August 27, 2018 by Luokung Technology Corp. announcing the acquisition of Superengine Holdings Limited.

* Furnished herewith.

3